UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

NEW MOUNTAIN FINANCE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

647551100
(CUSIP Number)

Steven B. Klinsky New Mountain Finance Corporation 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS Steven b. klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,529,496.23*
	8	SHARED VOTING POWER 1,879,746.00*
	9	SOLE DISPOSITIVE POWER 8,529,496.23.*
	10	SHARED DISPOSITIVE POWER 1,879,746.00*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,409,258.23*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON IN

* Of the shares shown above, the Steven B. Klinsky 2008 Long Term Trust holds 859,479.00 shares, the Steven B. Klinsky Non-GST Exempt Trust holds 1,020,267.00 shares, the Steven B, Klinsky 2024 Revocable Trust (“2024 Trust 1”) holds 4,116,922.00 shares, and the Steven B, Klinsky 2024 Revocable Trust (“2024 Trust 2”) holds 3,457,379.00 shares. Mr. Klinsky is the sole trustee of 2024 Trust 1 and 2024 Trust 2. Of the shares shown above, an immediate family member of the Reporting Persons hold 16.00 shares, which the Reporting Persons disclaim beneficial ownership of except to the extent of their pecuniary interest therein.

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS Steven b. klinsky 2008 long term trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 859,479.00
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 859,479.00

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,479.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS Steven b. klinsky Non-gst exempt trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,020,267.00
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,020,267.00

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,267.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS Steven b. klinsky 2024 revocable trust (2024 Trust 1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,116,922.00
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,116,922.00
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,922.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.82%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS Steven b. klinsky 2024 revocable trust (2024 Trust 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,379.00
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,457,379.00
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,379.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.21%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSONS ADam b. weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 552,534.50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 552,534.50
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,534.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.512%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Amendment No. 13 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011, Amendment No. 2 thereto filed on October 3, 2012, Amendment No. 3 thereto filed on October 23, 2012, Amendment No. 4 thereto filed March 28, 2013, Amendment No. 5 thereto filed on June 28, 2013, Amendment No. 6 thereto filed on July 18, 2013, Amendment No. 7 thereto filed on November 1, 2013, Amendment No. 8 thereto filed on February 18, 2014, Amendment No. 9 filed on October 15, 2015, Amendment No. 10 filed on March 4, 2016, Amendment No. 11 filed on November 1, 2019, and Amendment No. 12 filed on June 5, 2020 (collectively, the “Schedule 13D”), initially filed by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust, the Steven B. Klinsky Non-GST Exempt Trust, and Adam J. Collins with respect to the common stock, par value $0.01 per share (“Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein. The address of the principal executive offices of the Issuer is 1633 Broadway, 48th Floor, New York, NY 10019.

Item 2.	Identity and Background

Items 2(a) – (f) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (c) and (f).  This Statement is being filed by Steven B. Klinsky, the Steven B. Klinsky 2008 Long Term Trust (the “2008 Trust”), the Steven B. Klinsky Non-GST Exempt Trust (the “Exempt Trust”), the Steven B. Klinsky 2024 Revocable Trust (the “2024 Trust 1”), the Steven B. Klinsky 2024 Revocable Trust (the “2024 Trust 2”), and Adam B. Weinstein (collectively, the “Reporting Persons”).1

Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer of New Mountain Capital Group L.P. (“New Mountain Capital”) and is the Chairman of the Board of Directors of the Issuer. Mr. Klinsky is a citizen of the United States of America.

Each of the 2008 Trust, the Exempt Trust, the 2024 Trust 1, and the 2024 Trust 2 is a New York trust. Mr. Klinsky is the investment trustee and Maureen Ann Sherry Klinsky is the trustee of the 2008 Trust and the Exempt Trust. Mr. Klinsky is the trustee of the 2024 Trust 1 and the 2024 Trust 2.

1 Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group, or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

Mr. Weinstein is a Managing Director of New Mountain Capital and is a citizen of the United States of America.

The principal business address of each of the Reporting Persons is 1633 Broadway, 48th Floor, New York, NY 10019.

The Reporting Persons have entered into a joint filing agreement, dated as of October 15, 2015, a copy of the which was attached as Exhibit 99.1 to Amendment No. 9 on October 15, 2015.

(d) – (e).  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Since June 5, 2020 through November 25, 2024, Steven B. Klinsky, the 2008 Trust, the Exempt Trust, the 2024 Trust 1, and the 2024 Trust 2 acquired, either in open market purchases or through the Issuer’s dividend reinvestment plan, an aggregate of 1,719,077.26 shares of the Issuer’s Common Stock using Mr. Klinsky personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer’s Common Stock.

Since June 5, 2020 through November 25, 2024, Adam B. Weinstein acquired, either in open market purchases or through the Issuer’s dividend reinvestment plan, an aggregate of 313,376.50 shares of the Issuer’s Common Stock using Mr. Weinstein’s personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer’s Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Mr. Klinsky, the 2008 Trust, the Exempt Trust, the 2024 Trust 1, the 2024 Trust 2, and Mr. Weinstein purchased the shares of Common Stock based on the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) The number of shares as to which the Reporting Person has sole power to vote or dispose of is stated in Items 7 and 9 on the cover page(s) hereto.

(c) Other than the open market purchases of the shares of the Issuer’s Common Stock by Mr. Weinstein and Mr. Klinsky described below, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Name of Purchaser	Date	Number of Shares	Price Per Share	Aggregate Purchase Price
2024 Trust 1	November 22, 2024	24,480	$11.7102	$286,665.696

Steven B. Klinsky 2008 Long Term Trust	November 22, 2024	12,241	$11.7102	$143,344.5582

2024 Trust 1	November 21, 2024	36,118	$11.5872	$418,506.4896

Steven B. Klinsky 2008 Long Term Trust	November 21, 2024	18,059	$11.5872	$209,253.2448

2024 Trust 1	November 20, 2024	23,245	$11.5084	$267,512.758

Steven B. Klinsky 2008 Long Term Trust	November 20, 2024	11,622	$11.5084	$133,750.6248

2024 Trust 1	November 19, 2024	36,541	$11.6271	$424,865.8611

Steven B. Klinsky 2008 Long Term Trust	November 19, 2024	18,270	$11.6271	$212,427.117

2024 Trust 1	November 18, 2024	30,307	$11.5214	$349,179.0698

Steven B. Klinsky 2008 Long Term Trust	November 18, 2024	15,154	$11.5214	$174,595.2956

2024 Trust 1	November 15, 2024	34,505	$11.5572	$398,781.186

Steven B. Klinsky 2008 Long Term Trust	November 15, 2024	17,253	$11.5572	$199,396.3716

2024 Trust 1	November 14, 2024	30,167	$11.5523	$348,498.2341

Steven B. Klinsky 2008 Long Term Trust	November 14, 2024	15,083	$11.5523	$174,243.3409

2024 Trust 1	November 13, 2024	63,461	$11.5956	$735,868.3716

Steven B. Klinsky 2008 Long Term Trust	November 13, 2024	31,730	$11.5956	$367,928.388

2024 Trust 1	November 12, 2024	38,108	$11.4122	$434,896.1176

Steven B. Klinsky 2008 Long Term Trust	November 12, 2024	19,054	$11.4122	$217,448.0588

2024 Trust 1	November 11, 2024	49,907	$11.358	$566,843.706

Steven B. Klinsky 2008 Long Term Trust	November 11, 2024	24,954	$11.358	$283,427.532

2024 Trust 1	November 8, 2024	77,850	$11.2613	$876,692.205

Steven B. Klinsky 2008 Long Term Trust	November 8, 2024	38,925	$11.2613	$438,346.1025

2024 Trust 1	November 7, 2024	39,907	$11.091	$442,608.537

Steven B. Klinsky 2008 Long Term Trust	November 7, 2024	19,953	$11.091	$221,298.723

2024 Trust 1	November 6, 2024	100,406	$10.8735	$1,091,764.641

Steven B. Klinsky 2008 Long Term Trust	November 6, 2024	50,203	$10.8735	$545,882.3205

2024 Trust 1	November 5, 2024	93,381	$10.6801	$997,318.4181

Steven B. Klinsky 2008 Long Term Trust	November 5, 2024	46,690	$10.6801	$498,653.869

Adam Weinstein	November 4, 2024	45,000	$10.873	$489,285

2024 Trust 1	November 4, 2024	22,391	$10.7964	$241,742.1924

Steven B. Klinsky 2008 Long Term Trust	November 4, 2024	11,195	$10.7964	$120,865.698

(d) Of the shares of Common Stock described in this Schedule 13D, 16 shares are held directly by an immediate family member of the Reporting Persons. The Reporting Person disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The immediate family member has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer that they hold directly.

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024
Steven B. Klinsky

	By:	/s/ Steven B. Klinsky
		Name:	Steven B. Klinsky

STEVEN B. KLINKSY 2008 LONG-TERM TRUST

	By:	/s/ Steven B. Klinsky
		Name:	Steven B. Klinsky
		Title:	Authorized Person

STEVE B. KLINKSY NON-GST EXEMPT TRUST

	By:	/s/ Steven B. Klinsky
		Name:	Steven B. Klinsky
		Title:	Authorized Person

STEVE B. KLINKSY 2024 REVOCABLE TRUST (2024 Trust 1)

	By:	/s/ Steven B. Klinsky
		Name:	Steven B. Klinsky
		Title:	Authorized Person

STEVE B. KLINKSY 2024 REVOCABLE TRUST (2024 Trust 2)

	By:	/s/ Steven B. Klinsky
		Name:	Steven B. Klinsky
		Title:	Authorized Person

Adam B. Weinstein

	By:	/s/ Adam B. Weinstein
		Name:	Adam B. Weinstein